Exhibit 99.1

Hailiang Education Group Inc. Announces Financial Results for the Second Quarter of Fiscal Year 2021

HANGZHOU, China, March 9, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in China, announced its financial results for the second quarter and first half of fiscal year 2021 ended December 31, 2020.

“We are very pleased to see that the Company’s business has shown strong resilience during the COVID-19 pandemic. With the stabilization of the COVID-19 pandemic in China, the Company’s business has gradually returned to normal and achieved encouraging results for the reporting periods. In the first half of fiscal year 2021, we recorded revenue of RMB937.0 million (US$143.6 million), an increase of 25.0% from RMB749.4 million for the same period of last year. The net profit attributable to the Company’s shareholders was RMB268.0 million (US$41.1 million), an increase of 31.3% from RMB204.1 million for the same period of last year,” said Dr. Junwei Chen, the Chairman and Chief Executive Officer of Hailiang Education, “As we improve the quality of our primary, middle and high school educational services and ancillary educational services, we are confident that, as one of the market leader, we will gain more market share and drive long-term profit growth for shareholders in the future.”

“Benefiting from the effective control of COVID-19 and the gradual recovery of economy in China, as well as the flexible measures adopted by the Company and the application of more educational technology products, the Company’s growth momentum in the first half of fiscal 2021 was remarkable. Our revenue increased by 25.0% compared to the same period of last year. In the first half of fiscal year 2021, the gross margin was 38.6%, an increase of 6.5 percentage points compared to the same period of last year. The increase in gross margin was mainly due to the continued increase in average tuition and student enrollments, a decrease in the proportion of revenue generated from low margin business such as study trip services, and the deferral in recognition of tuition earned in fiscal year 2020 to fiscal year 2021 due to the impact of COVID-19.” said Ms. Deborah Lee, the Chief Financial Officer of Hailiang Education, “in the future, we believe that the Company’s gross margin will remain at a relatively stable level with further improvement of school utilization rate, the opening of new schools, and the Company’s continuous investment in educational technology applications.”

Dr. Chen continued, “Looking forward, Hailiang Education will continue to adhere to four strategic paths. First, we will drive endogenous growth through the rapid improvement of school utilization rate and the steady rise in tuition with the help of the Company’s brand that has been gradually established and expanded in East China and across the country. Second, we will continue our efforts to seek suitable acquisition opportunities in China and overseas countries to achieve external expansion. Third, we will focus on the development of ancillary educational services, especially educational training business as a new direction to drive our growth. Last, we will continue to vigorously promote the two strategic projects announced earlier this fiscal year -- “The Project of Invigorating Education with Talents” and “The Project of Revitalizing Education through Technology, to solve the two bottlenecks of “talents supply” and “Resource Replication” during the rapid, high-quality and standardized remote expansion of schools”.

Dr. Chen concluded, “We are very excited about Hailiang Education’s development opportunities in the near future along with the gradual economy recovery and stable COVID-19 control in China, although the impact of COVID-19 is still ongoing and recovery of the global economy remains uncertain. We are confident that our abundant talent pool and innovative education technology applications will facilitate Hailiang Education’s rapid expansion in China and overseas countries with our promotion of the two strategic projects of ‘Invigorating Education with Talents’ and ‘Revitalizing Education through Technology’. At the same time, we also see opportunities for educational training of ‘online merging offline integration’. We expect educational training to become a new revenue source by utilizing the Company’s nationwide school network. We expect that the Company’s healthy debt-to-asset ratio and sufficient cash flow will support the implementation of these growth strategies for long-term growth and success.”

Second Quarter of Fiscal Year 2021 Financial and Operational Highlights

	For the Quarter Ended December 31,
(RMB millions, except per share data)	2020	2019	% Change
Revenue	638.5	519.5	22.9%
Primary, middle and high school educational services	561.5	445.5	26.0%
Basic educational program	385.2	292.1	31.9%
International program	176.3	153.4	14.9%
Educational training services	39.6	34.4	15.1%
Study trip services	9.3	21.9	-57.5%
Education and management services	21.2	11.2	89.3%
Others	6.9	6.5	6.2%
Gross Profit	316.9	244.0	29.9%
Gross Margin	49.6%	47.0%	2.6pp *
Operating Profit	298.2	253.8	17.5%
Operating Margin	46.7%	48.8%	-2.1pp *
Net Profit	245.6	219.2	12.0%
Net Profit Attributable to the Company’s Shareholders	241.1	219.4	9.9%
Earnings Per Share	0.58	0.53	9.9%

*Notes: pp represents percentage points

•	Revenue was RMB638.5 million (US$97.9 million), an increase of 22.9% from RMB519.5 million for the same period of last year.

•	Gross profit was RMB316.9 million (US$48.6 million), an increase of 29.9% from RMB244.0 million for the same period of last year.

•	Gross margin was 49.6%, compared with 47.0% for the same period of last year.

•	Net profit attributable to the Company’s shareholders was RMB241.1 million (US$37.0 million), an increase of 9.9% from net profit attributable to the Company’s shareholders of RMB219.4 million for the same period of last year.

•	Basic and diluted earnings per share were RMB0.58 (US$0.09), compared with basic and diluted earnings per share of RMB0.53 for the same period of last year.

•	As of early February 2020, the senior high school students in the Company’s international program had received more than 300 formal and conditional offers from universities. About 60% of the students in the Victoria Certificate of Education (“VCE”) class formally accepted to the top 50 universities in the world, and about 75% of the students in the General Certificate of Education Advanced Level (“A-Level”) class had been conditionally accepted to the top 100 universities in the world, such as University College London and University of Manchester.

•	In the second quarter of fiscal year 2021, we launched some educational technology systems as pioneering achievements of our “The Project of Revitalizing Education through Technology”. Star Teacher Training platform, a platform that provides growth training courses for our teachers, Hailiang Cloud Exercise system, an electronic homework and precise teaching system, and Home-School Co-education platform, a home-school communication service platform. The Company will continue to promote the use of educational technology in its school network.

First Half of Fiscal Year 2021 Financial and Operational Highlights

	For the Six Months Ended December 31,
(RMB millions, except per share data)	2020	2019	% Change
Revenue	937.0	749.4	25.0%
Primary, middle and high school educational services	824.6	638.8	29.1%
Basic educational program	564.6	426.1	32.5%
International program	260.0	212.7	22.2%
Educational training services	59.4	43.4	36.9%
Study trip services	11.1	43.1	-74.2%
Education and management services	33.1	15.7	110.8%
Others	8.8	8.4	4.8%
Gross Profit	361.4	240.6	50.2%
Gross Margin	38.6%	32.1%	6.5pp *
Operating Profit	336.8	243.0	38.6%
Operating Margin	35.9%	32.4%	3.5pp *
Net Profit	270.9	199.8	35.6%
Net Profit Attributable to the Company’s Shareholders	268.0	204.1	31.3%
Earnings Per Share	0.65	0.49	31.3%

*Notes: pp represents percentage points

•	Revenue was RMB937.0 million (US$143.6 million), an increase of 25.0% from RMB749.4 million for the same period of last year.

•	Gross profit was RMB361.4 million (US$55.4 million), an increase of 50.2% from RMB240.6 million for the same period of last year.

•	Gross margin was 38.6%, compared with 32.1% for the same period of last year.

•	Net profit attributable to the Company’s shareholders was RMB268.0 million (US$41.1 million), an increase of 31.3% from net profit attributable to the Company’s shareholders of RMB204.1 million for the same period of last year.

•	Basic and diluted earnings per share were RMB0.65 (US$0.10), compared with basic and diluted earnings per share of RMB0.49 for the same period of last year.

•	As of December 31, 2020, we had 41 schools in our school network, 13 of which being affiliated schools that we owned or sponsored, and 28 of which being managed schools that we provided education and management services to. The aggregate number of students enrolled in both affiliated and managed schools were 72,893. The number of students enrolled in our affiliated schools was 26,936, an increase of 14.0% compared to the same period of last year. The number of students enrolled in the basic educational programs of our affiliated schools was 21,636, an increase of 15.4% compared to the same period of last year. The number of students enrolled in the international programs of our affiliated schools was 5,300, an increase of 8.7% compared to the same period of last year.

•	The Company has obtained the operating license for “Xianghu Future School (Xianghu Public School)” in Xiaoshan District, Hangzhou, and expects to start operating the school in the fall of 2021 with enrollment capacity of approximately 1,152 students. The current progress of Ninghai Public School (tentative name) has been in line with expectations, and it is expected to start operating in the fall of 2021 with enrollment capacity of approximately 4,500 students. The Company expects to start operating Pingyin Binhu New District Nine-Year School (tentative name), a managed school in the fall of 2022.”

•	In the first half of fiscal year 2021, the educational training business served a total of 54,055 student attendances, including 28,424 student attendances taking our online educational training services and 25,631 student attendances taking our onsite educational training services. In addition to the existing four training centers in Zhejiang Province, the Company expects that at least five new training centers will be opened during fiscal years 2021 and 2022.

•	In the first half of fiscal year 2021, our students won more than 100 provincial and national level academic, arts and sports competition awards. For example, our students won four gold medals and one bronze medal in the 2020 Chinese Mathematical Olympiad (national level), and one silver medal in the 2020 37th National Middle School Physics Competition Finals (national level).

Second Quarter and First Half of Fiscal Year 2021 Financial Results

Revenue

Revenue increased by 22.9% to RMB638.5 million (US$97.9 million) for the second quarter of fiscal year 2021, from RMB519.5 million for the same period of last year. Revenue increased by 25.0% to RMB937.0 million (US$143.6 million) for the first half of fiscal year 2021, from RMB749.4 million for the same period of last year.

Revenue from primary, middle and high school educational services increased by 29.1%, to RMB824.6 million (US$126.4 million) for the first half of fiscal year 2021, from RMB638.8 million for the same period of last year. The increase was due to the expansion in the scale of the Company’s network, an increase in the number of students and an increase in the annualized average tuition charged compared to the same period of last year. Besides, as the 2019/2020 school year extended from June 2020 to July 2020 due to the impact of COVID-19, the deferred revenue as of June 30, 2020 was recognized as revenue in July, amounting to RMB36.4 million (US$5.6 million), which also contributed to the increase in revenue for the first half of fiscal year 2021.

Revenue from educational training services increased by 36.9%, to RMB59.4 million (US$9.1 million) for the first half of fiscal year 2021, from RMB43.4 million for the same period of last year. This was mainly due to the great expansion of online educational training business.

Revenue from study trip services decreased by 74.2%, to RMB11.1 million (US$1.7 million) for the first half of fiscal year 2021, from RMB43.1 million for the same period of last year. This was mainly due to the travel restrictions because of COVID-19 which affected study trip services for the first half of fiscal year 2021.

Revenue from education and management services increased by 110.8%, to RMB33.1 million (US$5.1 million) for the first half of fiscal year 2021, from RMB15.7 million for the same period of last year. This was mainly due to two new managed schools in Suqian City and expanding our service scope to part of our managed schools.

Other revenue mainly represented revenue derived from overseas study consulting services and hotel management services. Other revenue was RMB8.8 million (US$1.3 million) for the first half of fiscal year 2021, compared with RMB8.4 million for the same period of last year.

Cost of Revenue

Cost of revenue increased by 16.7%, to RMB321.6 million (US$49.3 million) for the second quarter of fiscal year 2021, from RMB275.5 million for the same period of last year. Cost of revenue increased by 13.1%, to RMB575.6 million (US$88.2 million) for the first half of fiscal year 2021, from RMB508.8 million for the same period of last year. The increase was primarily due to increased compensation levels of employees and an increase in the number of employees, partially offset by a decrease in costs related to study trip services resulting from the outbreak of COVID-19.

Gross Profit and Gross Margin

Gross profit increased by 29.9% to RMB316.9 million (US$48.6 million) for the second quarter of fiscal year 2021, from RMB244.0 million for the same period of last year. Gross profit increased by 50.2% to RMB361.4 million (US$55.4 million) for the first half of fiscal year 2021, from RMB240.6 million for the same period of last year.

Gross margin was 49.6% for the second quarter of fiscal year 2021, compared with 47.0% for the same period of last year. Gross profit margin was 38.6% for the first half of fiscal year 2021, compared with 32.1% for the same period of last year.

Other Income, net

Other income decreased by 70.6%, to RMB10.2 million (US$1.6 million) for the second quarter of fiscal year 2021, from RMB34.6 million for the same period of last year. Other income decreased by 43.0%, to RMB28.4 million (US$4.4 million) for the first half of fiscal year 2021, from RMB49.8 million for the same period of last year. The decrease was primarily due to a decrease in government grants of subsidies we received from local government.

Operating Expenses

Operating expenses increased by 16.2%, to RMB28.9 million (US$4.4 million) for the second quarter of fiscal year 2021, from RMB24.9 million for the same period of last year. Operating expenses increased by 11.8%, to RMB53.0 million (US$8.1 million) for the first half of fiscal year 2021, from RMB47.4 million for the same period of last year.

Selling expenses increased by 13.5%, to RMB10.9 million (US$1.7 million) for the second quarter of fiscal year 2021, from RMB9.6 million for the same period of last year. Selling expenses increased by 30.0%, to RMB20.3 million (US$3.1 million) for the first half of fiscal year 2021, from RMB15.6 million for the same period of last year. This increase was primarily due to the rapid expansion of the educational training business, thus, student enrollment rewards related to educational training business increased compared to the same period of last year.

Administrative expenses increased by 17.9%, to RMB17.9 million (US$2.7 million) for the second quarter of fiscal year 2021, from RMB15.2 million for the same period of last year. This increase was primarily due to increase in labor cost and number of our office and administrative staffs.

Administrative expenses increased slightly by 2.9%, to RMB32.7 million (US$5.0 million) for the first half of fiscal year 2021, from RMB31.8 million for the same period of last year. This increase was primarily due to the increase in labor cost and number of our office and administrative staffs, and partially offset by the reduction in administrative expenses resulting from the liquidation of Jiangxi Haibo Education Management Co., Ltd in the second quarter of fiscal year 2020.

Finance Income and Finance Costs

Finance income increased by 84.9% to RMB10.7 million (US$1.6 million) for the second quarter of fiscal year 2021, from RMB5.8 million for the same period of last year. Finance income increased by 31.9% to RMB18.3 million (US$2.8 million) for the first half of fiscal year 2021, from RMB13.9 million for the same period of last year. This increase was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Finance costs was RMB0.39 million (US$0.06 million) for the second quarter of fiscal year 2021, compared with RMB0.22 million for the same period of last year.

Finance costs decreased by 82.9%, to RMB0.7 million (US$0.1 million) for the first half of fiscal year 2021, from RMB3.9 million for the same period of last year. This decrease was primarily due to the lump-sum payment of 18-year lease liabilities regarding the lease of campuses in Zhuji City in September 2019, which resulted in the reduction of lease liabilities and the corresponding reduction in interest expenses.

Income Tax Expense

Income tax expense was RMB63.0 million (US$9.7 million) for the second quarter of fiscal year 2021, compared with RMB40.1 million for the same period of last year. Income tax expense was RMB83.6 million (US$12.8 million) for first half of fiscal year 2021, compared with RMB53.1 million for the same period of last year. The increase was mainly driven by the growth of educational services that were subject to income tax. The effective tax rate for first half of fiscal year 2021 was 23.6%, compared with 21.0% for the same period of last year.

Net Profit and Net Profit Attributable to the Company’s Shareholders

Net profit increased by 12.0%, to RMB245.6 million (US$37.6 million) for the second quarter of fiscal year 2021, from net profit of RMB219.2 million for the same period of last year.

Net profit attributable to the Company’s shareholders increased by 9.9%, to RMB241.1 million (US$37.0 million) for the second quarter of fiscal year 2021, from net profit attributable to the Company’s shareholders of RMB219.4 million for the same period of last year.

Net profit increased by 35.6%, to RMB270.9 million (US$41.5 million) for the first half of fiscal year 2021, from net profit of RMB199.8 million for the same period of last year.

Net profit attributable to the Company’s shareholders increased by 31.3%, to RMB268.0 million (US$41.1 million) for first half of fiscal year 2021, from net profit attributable to the Company’s shareholders of RMB204.1 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.58 (US$0.09) for the second quarter of fiscal year 2021, compared with basic and diluted earnings per share of RMB0.53 for the same period of last year.

Basic and diluted earnings per share were RMB0.65 (US$0.10) for the first half of fiscal year 2021, compared with RMB0.49 for the same period of last year.

Cash Flow

Net cash provided by operating activities was RMB835.4 million (US$128.0 million) for the six months ended December 31, 2020, an increase of 75.5% from RMB476.0 million for the same period of last year. The increase was mainly due to an increase in the amount of tuition received. Net cash used in investing activities was RMB1,139.3 million (US$174.6 million) for the six months ended December 31, 2020, compared with RMB465.2 million for the same period of last year. The increase was mainly due to the payment of RMB34.0 million of the acquisition of Jinhua Hailiang Foreign Language School (“JHFL”) and the increase of term deposits placed with a related party finance entity compared with the same period of last year. Net cash used in financing activities was RMB19.0 million (US$2.9 million) for the six months ended December 31, 2020, compared with RMB53.1 million for the same period of last year. The decrease was mainly due to that no dividend was paid to non-controlling interests during current period, and less loan repayment to a related party compared with the same period of last year.

Balance Sheet

As of December 31, 2020, the Company had cash and cash equivalents of RMB191.3 million (US$29.3 million), compared with RMB515.3 million as of June 30, 2020. As of December 31, 2020, the Company had term deposits held at a related party finance entity of RMB1,988.3 million (US$304.7 million), compared with RMB921.6 million as of June 30, 2020.

Business Combination Between Entities Under Common Control

On July 15, 2020, the Company entered into a sponsorship transfer agreement with its affiliate Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”) to acquire 100% sponsorship of JHFL for a total consideration of RMB34 million. In September 2020, the Company completed all the required process to obtain the sponsorship of JHFL. Since the Company and JHFL were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control. The Company recognized the assets and liabilities of JHFL using the book value at the combination date. The difference between the carrying amount of the net asset acquired and the consideration paid was adjusted to “contributed capital”. The financial statements of JHFL were included in the Company’s consolidated financial statements based on the carrying amounts of the assets and liabilities as if the combination had occurred at the date that Mr Hailiang Feng first obtained control of JHFL. The opening balances and the comparative figures of the consolidated financial statements were also restated.

Exchange Rate

This announcement contains conversion of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the conversion of RMB into US$ was made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its second quarter of fiscal year 2021 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/9:00 pm Beijing Time) on March 10, 2021. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call
Date:	March 10, 2021
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group/HLG

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until March 17, 2021. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10152749.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company also has an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to providing its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Other Comprehensive Income

(Amounts in thousands, except per share data)

	For the Six Months Ended December 31			For the Three Months Ended December 31
	2020		2019 （Restated）	2020		2019 （Restated）
	RMB	USD	RMB	RMB	USD	RMB
Revenue	936,997	143,601	749,401	638,470	97,850	519,520
Cost of revenue	(575,550)	(88,207)	(508,829)	(321,552)	(49,280)	(275,492)

Gross profit	361,447	55,394	240,572	316,918	48,570	244,028
Other income, net	28,394	4,352	49,801	10,159	1,557	34,566
Selling expenses	(20,293)	(3,110)	（15,611）	(10,918)	(1,673)	(9,621)
Administrative expenses	(32,711)	(5,013)	(31,783)	(17,947)	(2,750)	(15,228)

Operating profit	336,837	51,623	242,979	298,212	45,704	253,745
Finance income	18,340	2,811	13,900	10,743	1,646	5,814
Finance costs	(674)	(103)	（3,910）	(385)	(59)	(217)
Net finance income	17,666	2,708	9,990	10,358	1,587	5,597

Profit before tax	354,503	54,331	252,969	308,570	47,291	259,342
Income tax expenses	(83,646)	(12,819)	(53,145)	(63,003)	(9,656)	(40,138)

Net profit for the period	270,857	41,512	199,824	245,567	37,635	219,204

Profit attributable to:
Net profit attributable to the Company's shareholders	267,977	41,070	204,131	241,083	36,948	219,434
Net profit/(loss) attributable to non-controlling interests	2,880	442	(4,307)	4,484	687	(230)

Earnings per share
Basic and diluted earnings per share	0.65	0.10	0.49	0.58	0.09	0.53

Other comprehensive (loss)/income
Other comprehensive (loss)/income, net of nil income tax	(5,521)	(846)	1,223	(2,708)	(415)	(1,137)
Total comprehensive income	265,336	40,666	201,047	242,859	37,220	218,067

Total comprehensive income/(loss) attributable to:
Total comprehensive income attributable to the Company's shareholders	262,456	40,224	205,354	238,375	36,533	218,297
Total comprehensive income/(loss) attributable to non-controlling interests	2,880	442	(4,307)	4,484	687	(230)

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of December 31, 2020		As of June 30, 2020 （Restated）
	RMB	USD	RMB
Assets
Property and equipment, net	664,546	101,846	652,726
Intangible assets and goodwill, net	96,715	14,822	97,806
Right-of-use assets	506,965	77,696	517,609
Contract costs	16,675	2,556	10,924
Prepayments to third party suppliers	131	20	75
Term deposits held at a related party finance entity	510,000	78,161	-
Deferred tax assets	1,019	156	568
Non-current assets	1,796,051	275,257	1,279,708

Other receivables due from related parties	53,332	8,173	76,646
Other current assets	39,862	6,109	37,259
Term deposits held at a related party finance entity	1,478,319	226,562	921,601
Restricted bank deposits	3,324	509	324
Cash and cash equivalents	191,324	29,322	515,297
Current assets	1,766,161	270,675	1,551,127

Total assets	3,562,212	545,932	2,830,835

Equity
Share capital	268	41	268
Share premium	134,583	20,626	134,583
Contributed capital	218,034	33,415	252,034
Reserves	439,884	67,415	396,053
Retained earnings	1,466,387	224,734	1,247,762

Total Hailiang Education Group Inc. shareholders' equity	2,259,156	346,231	2,030,700
Non-controlling interests	13,678	2,096	10,797
Total equity	2,272,834	348,327	2,041,497

Liabilities
Contract liabilities	2,635	404	3,159
Deferred tax liabilities	5,138	787	4,607
Lease liabilities	22,068	3,382	18,749
Non-current liabilities	29,841	4,573	26,515

Trade and other payables due to third parties	248,272	38,049	270,207
Other payables due to related parties	138,483	21,223	148,363
Contract liabilities	821,352	125,878	293,643
Income tax payable	48,725	7,467	48,857
Lease liabilities	2,705	415	1,753
Current liabilities	1,259,537	193,032	762,823

Total liabilities	1,289,378	197,605	789,338

Total equity and liabilities	3,562,212	545,932	2,830,835

The foreign exchange of RMB into US$ has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.